Exhibit 99.2

Share Transfer Agreement

Party A (Transferor): Regal Fair Holdings Limited

Party B (Transferee): Sky Success Venture Holdings Limited

Whereas:

1. Country Style Cooking Restaurant Chain Co., Ltd (hereinafter referred to as “CSC”, NYSE ticker: CCSC), a company incorporated in and subsisting under the laws of Caymen Islands.

2. The closing price of CSC on October 10, 2013 (ET) was US$10.25/ADS.

3. Party A is incorporated in and subsisting under the laws of British Virgin Islands. Party A holds the equity interest of CSC and undertakes to be a lawful shareholder of CSC.

4. Party B is incorporated in and subsisting under the laws of British Virgin Islands. Party B holds the equity interest of CSC and undertakes to be a lawful shareholder of CSC.

With a view to promoting the growth and development of CSC, the two parties have, through friendly consultation, enter into this Share Transfer Agreement:

I. The 6,277,852 common shares held by Party A (equivalent to 1,569,463 ADS, or approximately 6% of CSC’s equity interest), together with such shareholder interest corresponding to the equity interest it is entitled to, shall be transferred to Party B.

II. Party B agrees to the above transfer. After the completion of the transfer, Party B shall be entitled to the shareholder interest and be subject to the obligations corresponding to the transferred equity interest.

III. Party A and Party B agree that Party A shall transfer its CSC equity interest at a price of US$3.75 per share (equivalent to US$15/ADS), amounting to US$23,541,945 in aggregate (in words: Twenty-three Million Five Hundred Forty-one Thousand Nine Hundred and Forty-five Only). The transfer of the equity interest between Party A and Party B shall be settled on the 10th working day from the signing of this agreement, unless otherwise agreed by Party A and Party B. On the settlement date, Party B shall make full payment to the bank account designated by Part A whereas Party A shall provide to Party B a share certificate for 6,277,852 common shares and a CSC share register showing that Party B has acquired 6,277,852 common shares.

IV. Both Party A and Party B agree that Party B has the right to require Party A to, in its capacity as a CSC’s shareholder, nominate for the director of CSC a candidate designated by Party B. Party A also agrees to vote for the director candidate designated by Party B in accordance with CSC’s articles. Such director candidate shall be decided by Party B on its own and in any case, in accordance with the law.

V. Party B hereby expressly agrees and acknowledges that Party A may possess material private information about CSC which may not be in the knowledge of Party B. Party B agrees and acknowledges that Party A or any of its affiliates shall not be liable in this regard. Party B agrees and acknowledges that Party A has not made any express or implied statement or warranty in respect of CSC, CSC’s business or prospects, CSC’s shares or their values save as otherwise expressly provided herein. Party B agrees and acknowledges that equity investment involves high risks and it has sufficient experience and financial strength to make the investment decision on its own without relying on any proposal, undertaking, statement or warranty (if any) of Party A or any of its affiliates.

VI. This agreement shall come into effect on the date of execution by and are legally binding on both parties.

VII. This agreement shall be performed in and governed by the laws of Hong Kong. Any dispute arising out of this agreement shall be resolved through consultation by both parties. If no settlement can be reached, the dispute may be submitted to the District Court of Hong Kong for settlement through proceedings.

VIII. This agreement is made in duplicate. Party A and Party B shall each retain one copy of the agreement which shall come into effect after execution by Party A and Party B.

(No text below)

Party A (Transferor) (Signature)

Party B (Transferee) (Signature)

October 21, 2013